February 20, 2013

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:                             Hanger, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed on February 29, 2012

File No. 001-10670

Dear Mr. Rosenberg:

I am writing in response to your letter, dated December 21, 2012, and conference calls, dated February 13, 2012 and February 15, 2012, in which you request supplemental information in connection with your review of the Annual Report on Form 10-K of Hanger, Inc. (the “Company” or “Hanger”) for the year ended December 31, 2011.  Additional information to clarify our original response to your request is set forth below under the text of the comments contained in your letter.

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Note B-Significant Accounting Policies

Inventories, page F-10

2.              Please tell us how your policy of recording cost of goods — materials using the gross profit method for the patient-care services segment works including how this method interacts with your policy of recording inventory at lower of cost of market using the first-in, first-out method. Provide us an example with the journal entries. In this regard, it is not clear to us how your cost of goods — materials can be based on a gross profit method if you are adjusting to physical inventory at the end of the year, which presumably would result in inventory and cost of goods sold being on a first-in, first-out method.

Response:

At our patient-care services segment, we use the gross profit method to estimate our cost of goods sold - materials between our annual physical inventories which are conducted as of October 31st each year. Inventory valued at our patient-care services segment based on the gross profit method as of December 31, 2011 was $82.6 million or 72% of the total inventory balance. We use the gross profit method at our patient-care services segment as we have elected not to implement a perpetual inventory system or a job costing system. We believe our present accounting model accurately reflects the activity within our balance sheet and income statement as demonstrated by our history of immaterial book to physical adjustments. Further, we believe the cost to implement and maintain such systems would far exceed these small book to physical adjustments we have experienced in the past.

We complete a hard close every month to capture actual sales and purchases for all interim periods. We expense all material purchases directly to the income statement of each individual clinic which gives us visibility to the actual purchases made at the clinic level. Our distribution segment provides visibility to changes in product costs on a real-time basis and our inventory turns on average four times annually. Our raw material prices do not change significantly but if they do we would adjust to equate to a first-in first-out method meaning we would use that information initially to justify an increase in the inventory value as opposed to adjusting the income statement. Based on our historical and continued ability to estimate the gross profit rates accurately at a disaggregated level (i.e. at the individual clinic level), we believe that the gross profit method approximates lower of cost or market using the first-in first-out method.  The adjustments recorded based on the annual physical inventory have not been material to the financial results of the segment or the Company as a whole. Based on the last three physical inventories, the Company recorded an increase to inventory of $2.3 million, a decrease to inventory of $1.0 million and an increase to inventory of $2.1 million in 2011, 2010, and 2009, respectively, which is less than 1% of consolidated cost of goods sold — materials for the respective years.

During the annual physical inventory, conducted at each of our clinics as of October 31st, raw materials and work-in-process are valued at lower of cost or market. Work-in-process includes materials, labor, and overhead based on established standards for the stage of completion of each custom order. The increase or decrease in inventory results in a corresponding decrease or increase in cost of goods sold - materials. The newly established material costs which increases or decreases expense is divided by the net sales for the corresponding period to establish our current gross profit rate. We record any required adjustments indicated as a result of the annual book to physical reconciliation at the clinic level during the fourth quarter and disclose the total impact of the adjustments in the footnotes to our financial statements. We record all changes in inventory, including the net change in labor and overhead, and the resulting change in the gross profit rate through cost of goods sold - materials in the income statement.

Since we record the entire annual change in the physical inventory to material costs we realize that causes us to misclassify a small amount of labor and overhead as material costs on our income statement. The change in the amount of labor and overhead captured in work-in-process — inventory is not material to the labor (personnel costs) and other operating costs presented in the Income Statement. The majority of the  rate is comprised of raw material costs. The portion of the rate that is attributed to labor and overhead is calculated based on the incremental change in the labor and overhead rates from one year to the next as of the date of our physical inventory.  In 2011, 0.6% of the change in the gross profit rate was attributed to labor and overhead. This equates to $1.3 million of labor and overhead which is less than 1% of personnel costs and less than 1% of other operating expenses which we believe is immaterial to the reader.

The actual gross profit rates established during the physical inventory are used to compute the gross profit rate for the month of November and December built up on a clinic by clinic basis based on the actual annual rates calculated as of October 31st. We consider factors such as changes in reimbursement rates, sales mix and product costs when determining whether the rate is reasonable and if any adjustments to the established rate is required. The build and shrink in inventory is considered in aggregate and at a disaggregated level. Productivity levels throughout the patient-care services segment as a whole generally remain consistent throughout the year. We consider productivity level as a factor in determining the appropriateness of our gross profit rate for any given period, but given our relatively consistent productivity levels, material adjustments are seldom required.

Once material costs are calculated at the clinic level and consolidated into a rate for the segment, the final step in the process is to review the reasonableness of the consolidated rate and resulting inventory change at a macro level. We review similar factors as noted above such as reimbursement increases or decreases, changes in the overall mix and increases or decreases in product cost at the macro level to validate the reasonableness of the increase or decrease in the inventory and the overall rate of our material costs. We ensure that any adjustment we make to the rate would still result in historical cost for material costs and lower of cost or market on a first-in first-out basis for inventory.

For example, if upon a review of changes in the cost of raw materials that are used in our products, we determined that material costs had increased by 2% we would not change our current rate as the increase will initially result in an inventory build. The increase in raw material costs would flow through to our rate in a future period based on our inventory turns. Further, we would use that information to validate what should result in an increase in our inventory balance when we apply the rates established by the prior physical inventory. If upon a review of reimbursement rates, we determine that a 2% increase in reimbursement rates was effective during the period, we would adjust the current rate down accordingly. Similarly, if upon review of sales mix we determine that there is a favorable change in the mix, we will update the current rate as the mix in sales will impact the current period. Historically, there have not been significant changes in reimbursement rates or mix. Material costs historically change once a year and there were not significant changes in 2011.  Based on our review there were no significant changes impacting the gross profit rate during November and December of 2011 and the 2011 established rates recorded for November and December were consistent with the rate calculated as of the October 31, 2011 physical inventory.

During interim periods, the gross profit rates are established based on same methodology used to establish the November and December rates.

After reviewing the footnotes in the 2011 10-K, we propose that we amend our disclosure in Note B in future filings to include additional information that will provide further clarity on how the gross profit method is applied at our Patient-Care Services segment to the reader. Our proposed disclosure is outlined below:

“Inventories

Inventories in the Patient-Care Services segment consist principally of raw materials and work-in-process. Work-in-process includes materials, labor and overhead based on established standards for the stage of completion of each custom order. The Patient-Care Services segment calculates material costs in accordance with the gross profit method, which approximates the first-in-first-out method, for all reporting periods. A full physical inventory is conducted annually as of October 31st of each year. The actual annual gross profit rate for each clinic, which includes labor and overhead, is computed for the twelve months ended October 31st based upon the results of the physical inventory. The gross profit rate is updated during interim periods using relevant factors such as changes in third party reimbursement rates, sales mix, and the cost of raw materials. Labor and overhead applied to the gross profit rate is updated based on the activity levels if there is a need for a change. Adjustments resulting from the reconciliation with the annual physical inventory are recorded in material costs in the fourth quarter. The Company treats these adjustments as changes in accounting estimates. Inventory valued based on the gross profit method was $XX million and $82.6 million as of December 31, 2012 and December 31, 2011, respectively. The adjustments recorded based on the annual physical inventory have not been material to the financial results of the segment or the company as a whole and therefore approximate the first-in-first-out method. The Company recorded an increase (or decrease) of $XX million, an increase of $2.3 million and a decrease of $1.0 million to inventory as of October 31, 2012, 2011 and 2010, respectively.”

The Company hereby acknowledges that:

☐                                          the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

☐                                          staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

☐                                          the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact the undersigned at (512) 777-3600 if you have any questions regarding, or desire to discuss, the above supplemental information.

Sincerely,

/s/ George E. McHenry

George E. McHenry
Executive Vice President and Chief Financial Officer